Exhibit 99.8

PRESS RELEASE

Angola: Start-up of the New Gas Consortium Quiluma Offshore

Gas Field

Paris, March 17, 2026 – TotalEnergies announces the start of production from the Quiluma field, in which the Company holds an 11.8% interest alongside its partners Azule Energy (37.4%, operator), Cabinda Gulf Oil Company (31%) and Sonangol E&P (19.8%).

This is the first development of a non-associated gas field in Angola and the gas produced will be a stable and important source of gas supply for the Angola LNG plant that is delivering LNG to both the European and Asian markets. At plateau, the project will produce around 330 million cubic feet per day of gas, equivalent to approximately 2 million tonnes of LNG per year.

“By ensuring a sustainable long term gas supply for the Angola LNG plant, the project strengthens Angola’s ability to supply LNG to international markets in the long run, including Europe and Asia” stated Mike Sangster, Senior Vice-President Africa, Exploration & Production at TotalEnergies

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About TotalEnergies in Angola

TotalEnergies has been present in Angola since 1953 and today employs around 1,500 people across different business segments. With a diversified portfolio, deep offshore operated assets representing more than 45% of the country’s oil production, service stations in partnership with Sonangol and renewable energy projects, TotalEnergies in Angola is a key player in supporting the country’s sustainable energy transition.

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas, biogas and low-carbon hydrogen, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).